Exhibit 4.59

Amendment No.1 to China Ming Yang Wind Power Group Limited

2010 Equity Incentive Plan

THIS AMENDMENT NO.1 is made on August 27, 2012 by China Ming Yang Wind Power Group Limited (the “Company”), to the 2010 Equity Incentive Plan (the “Plan”) adopted by the Company in September 2010.

WHEREAS, the Board of Directors of the Company (the “Board”) and the Compensation Committee (the “Committee”) have determined that it is in the best interests of the Company to amend the Plan as set forth below;

WHEREAS, subject to approval of the shareholders of the Company, the Board may amend the Plan as set forth below pursuant to Section 13 of the Plan; and

WHEREAS, the shareholders of the Company, the Board and the Compensation Committee have approved this Amendment No.1 on the date hereof;

NOW, THEREFORE, the Plan shall be amended as set forth below:

Section 3 of the Plan shall be deleted in its entirety and replaced with the following:

“3. Shares Subject to the Plan

The total number of Shares which may be issued under the Plan is 13,153,897. The Shares may consist, in whole or in part, of authorized and unissued Shares, or Shares purchased on the open market. The issuance of Shares or the payment of cash upon the exercise of an Award or in consideration of the cancellation or termination of an Award shall reduce the total number of Shares available under the Plan, as applicable. Shares which are subject to Awards which terminate or lapse without the payment of consideration may be granted again under the Plan.”

Section 7 of the Plan shall be deleted in its entirety and replaced with the following:

“7.	Terms and Conditions of Restricted Shares

1)	Grant of Restricted Shares. The Committee also may grant Awards of Restricted Shares to any Participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Shares shall be evidenced by a Restricted Share Award Agreement.

2)	Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Share). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

3)	Certificates for Restricted Shares. Restricted Shares granted pursuant to this Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.”